UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                   SCHEDULE 14A INFORMATION

            Proxy Statement Pursuant to Section 14(a)
              of the Securities Exchange Act of 1934
                       (Amendment No. 3)

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     by Rule 14a-6(e)(2))

[  ] Definitive Proxy Statement

[  ] Definitive Additional Materials

[  ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or
     Sec. 240.14a-12

                    MASON DIXON BANCSHARES, INC.
          -------------------------------------------------
          (Name of Registrant as Specified in Its Charter)

           BARBARA S. FLOYD/CONCERNED SHAREHOLDERS GROUP
          ------------------------------------------------
          (Name of Person(s) Filing Proxy Statement if other than the Registrant)


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

                             PRESS RELEASE
                     CONCERNED SHAREHOLDERS GROUP OF
                       MASON-DIXON BANCSHARES, INC.

April 16, 1997
Contact person: Barbara S. Floyd

     Due to the insufficient time to undertake a cost-effective and meaningful proxy solicitation, the Concerned Shareholders Group ("CSG"), a group of shareholders of Mason-Dixon Bancshares, Inc. (the "Corporation"), has decided not to undertake a proxy solicitation in connection with the 1997 Mason-Dixon Annual Meeting of Shareholders. However, the shareholder proposal, relating to the manner in which contacts with the Corporation regarding mergers or acquisitions should be handled, will still appear on the Mason-Dixon Bancshares, Inc. Proxy Card and will be presented at the Annual Meeting. CSG does not intend to nominate persons as directors from the floor of the Annual Meeting.

     With respect to the proposal, CSG would like shareholders to know that under Maryland law, shareholder proposals generally express only the recommendation of a shareholder and, therefore, are usually stated in precatory terms. Therefore, although the Proposal is stated in mandatory terms, adoption of the proposal will not bind the Board of Directors to take the actions desired by the proposal. Approval and adoption of the Proposal by the shareholders may result in the Board taking the Proposal under advisement; however, the Board will be under no obligation to do so, nor to take any of the actions outlined in the proposal. Likewise, the Board will not be required to follow that part of the proposal which advocates holding shareholder interest paramount among the factors listed in Article VII of the Corporation's Charter, even if the proposal passes.